FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2009

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ SHOICHI AOKI
Shoichi Aoki
Director, Managing Executive Officer and
General Manager of
Corporate Financial & Accounting Group

Date: June 25, 2009

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Notice of Resolution for the 55th Ordinary General Meeting of Shareholders

(Translation)

Security Code 6971

June 25, 2009

To Our Shareholders:

Tetsuo Kuba,
President and Representative Director
Kyocera Corporation
6 Takeda Tobadono-cho, Fushimi-ku, Kyoto

Notice of Resolution for the 55th Ordinary General Meeting of Shareholders

We hereby give notice that the matters set forth below were reported or resolved at the 55th Ordinary General Meeting of Shareholders of Kyocera Corporation (the “Company”), which was held on the date hereof.

Matters reported:

1.	Reporting of the substance of the business report, the consolidated financial statements and the result of audit of consolidated financial statements by the Accounting Auditor and the Board of Corporate Auditors for the year ended March 31, 2009; and

2.	Reporting of the substance of the financial statements for the year ended March 31, 2009

The contents of 1. and 2. above were reported.

Matters resolved:

Agendum No. 1: Disposition of Surplus

It was resolved, as proposed by the Company, that the amount of year-end cash dividend to shareholders shall be 60 yen per share.

Agendum No. 2: Partial Amendments to the Articles of Incorporation

It was resolved, as proposed by the Company.

A summary of amendments is as follows.

(1)	The provisions relating to share certificates, beneficial owners of shares and the register of beneficial owners were deleted as they were no longer necessary under the paperless share system.

(2)	Necessary provisions are newly created in the supplemental provisions to the Articles of Incorporation because a Register of Lost Share Certificates is required to be prepared and maintained by the Company for a period of one year commencing from January 6, 2009.

(3)	In addition to the above, certain necessary amendments were made to adjust paragraph numbering and to alter wording.

Agendum No. 3: Election of twelve (12) Directors

Messrs. Makoto Kawamura, Yuzo Yamamura, Tetsuo Kuba, Tatsumi Maeda, Hisao Hisaki, Rodney Lanthorne and John Gilbertson were re-elected, and Messrs. Yasuyuki Yamamoto, Yoshihiro Kano, Goro Yamaguchi, Shoichi Aoki and Katsumi Komaguchi were newly elected and assumed office as Director, as proposed by the Company.

Agendum No. 4: Election of two (2) Corporate Auditors

Mr. Yoshihiko Nishikawa was re-elected, and Mr. Yoshinari Hara was newly elected and assumed office as Corporate Auditor, as proposed by the Company.

Agendum No. 5: Bonuses to Directors

It was resolved, as proposed by the Company, that the Company shall pay bonuses to Directors in an aggregate amount of 23.7 million yen.

Agendum No. 6: Revision of Amount of Remuneration of Directors and Corporate Auditors in line with Reform of the Remuneration System for Directors and Corporate Auditors

It was resolved, as proposed by the Company, as follows.

Basic remuneration payable to all Directors shall be no more than 400 million yen annually which does not include the amount of any salaries for service as employees to be paid to Directors who are also serving as employees of the Company.

Aggregate amount payable to all Directors shall not exceed 0.2% of the consolidated net income of the Company for the relevant fiscal year, provided that such amount shall be no more than 300 million yen annually.

Basic remuneration payable to all Corporate Auditors shall be no more than 100 million yen annually.

Agendum No. 7: Payment of Retirement Allowances to Retiring Directors and Payment of Settlement Funds to Directors and Corporate Auditor as a Result of Abolishment of the Retirement Allowance System

It was resolved, as proposed by the Company, that the Company shall pay retirement allowance to Messrs. Kensuke Itoh, Noboru Nakamura, Naoyuki Morita, Michihisa Yamamoto and Isao Kishimoto in amounts reasonable and in accordance with the standards prescribed by the Company, and that the particular amount, timing and method of payment of such allowances shall be determined at a meeting of the Board of Directors.

In addition, it was resolved that the Company shall pay settlement funds concomitantly with abolishment of the retirement allowance system to Messrs. Makoto Kawamura, Yuzo Yamamura, Tetsuo Kuba, Tatsumi Maeda, Hisao Hisaki, Rodney Lanthorne and John Gilbertson who were re-elected as Directors and to Mr. Yoshihiko Nishikawa, who was re-elected as Corporate Auditor in amounts which are reasonable and in accordance with the standards prescribed by the Company. It was also resolved that the timing of the payment of such settlement fund shall be when the relevant Directors and Corporate Auditor retire from their respective offices, and that the particular amounts and method of payment thereof to the abovementioned Directors shall be determined at a meeting of the Board of Directors and to the abovementioned Corporate Auditor shall be determined through discussion among the Corporate Auditors.

Attachment to the Notice of Resolution

Management Structure

The management structure of the Company as of June 25, 2009 is as follows:

Title	Name
Chairman Emeritus	Kazuo Inamori

Directors and Corporate Auditors

Chairman of the Board and Representative Director	Makoto Kawamura
Vice Chairman of the Board and Representative Director	Yuzo Yamamura
President and Representative Director	Tetsuo Kuba
Vice President and Representative Director	Tatsumi Maeda
Director	Hisao Hisaki
Director	Yasuyuki Yamamoto
Director	Yoshihiro Kano
Director	Goro Yamaguchi
Director	Shoichi Aoki
Director	Katsumi Komaguchi
Director	Rodney Lanthorne
Director	John Gilbertson
Full-time Corporate Auditor	Yoshihiko Nishikawa
Full-time Corporate Auditor	Kokichi Ishibitsu
Corporate Auditor	Osamu Nishieda
Corporate Auditor	Kazuo Yoshida
Corporate Auditor	Yoshinari Hara

Note: Messrs. Osamu Nishieda, Kazuo Yoshida and Yoshinari Hara are outside Corporate Auditors.

Title	Name
Executive Officers

President and Executive Officer	Tetsuo Kuba
Vice President and Executive Officer	Tatsumi Maeda
Senior Managing Executive Officer	Hisao Hisaki
Managing Executive Officer	Yasuyuki Yamamoto
Managing Executive Officer	Yoshihiro Kano
Managing Executive Officer	Goro Yamaguchi
Managing Executive Officer	Shoichi Aoki
Managing Executive Officer	Katsumi Komaguchi
Managing Executive Officer	Hisashi Sakumi
Managing Executive Officer	Tsutomu Yamori
Managing Executive Officer	Akiyoshi Okamoto
Managing Executive Officer	Eiichi Toriyama
Senior Executive Officer	Osamu Nomoto
Senior Executive Officer	Keijiro Minami
Senior Executive Officer	Yoshihito Ohta
Senior Executive Officer	Takenori Ugari
Executive Officer	Yasushi Matsumura
Executive Officer	Junichi Jinno
Executive Officer	Gen Takayasu
Executive Officer	Junzo Katsuki
Executive Officer	Masakazu Mitsuda
Executive Officer	Toshimi Gejima
Executive Officer	Michiaki Furuhashi
Executive Officer	Mitsuru Imanaka
Executive Officer	Yoichi Yamashita
Executive Officer	Robert Whisler
Executive Officer	John Rigby
Executive Officer	Masaki Kozu
Executive Officer	Hitoshi Takao
Executive Officer	Yoshiharu Nakamura
Executive Officer	Kazumasa Umemura
Executive Officer	Takafumi Matsuda
Executive Officer	Masaaki Itou
Executive Officer	Masahisa Shimizu
Executive Officer	Tsuyoshi Egami
Executive Officer	Kouji Mae
Executive Officer	Motoo Kobayashi
Executive Officer	Nobuo Kitamura
Executive Officer	Ken Ishii
Executive Officer	Takeshi Oda

Note: Messrs. Hisao Hisaki, Senior Managing Executive Officer, Kouji Mae, Executive Officer, Motoo Kobayashi, Executive Officer, Nobuo Kitamura, Executive Officer, Ken Ishii, Executive Officer, and Takeshi Oda, Executive Officer, were newly elected as of April 1, 2009.

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